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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/18 AND ENDING 04/30/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSTAINABLE DEVELOPMENT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite 4045
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD DAVIS JR. (212) 488-5509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey , Nee, Buck and Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle , Suite B20	Bethlehem	Pennsylvania	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward W. Davis Jr., Managing Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSTAINABLE DEVELOPMENT CAPITAL, LLC, as of April 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

6/26/2019
Notary Public

REZWANUL KABEER SAJJAD
Notary Public - State of New York
NO. 01SA6329779
Qualified in Queens County
My Commission Expires Aug 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sustainable Development Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sustainable Development Capital, LLC as of April 30, 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sustainable Development Capital, LLC as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sustainable Development Capital, LLC's management. Our responsibility is to express an opinion on Sustainable Development Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sustainable Development Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Sustainable Development Capital, LLC's financial statements. The supplemental information is the responsibility of Sustainable Development Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Sustainable Development Capital, LLC's auditor since 2018.

Morey, Nee, Buck & Oswald, LLC.
Bethlehem, PA
June 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street, Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2019

ASSETS

Cash	$	126,687
Prepaid expenses		3,424
Security deposit		3,900
Total Assets	$	134,011

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,365
Accrued interest, subordinated to creditors		25,958
Subordinated loan payable		1,231,399
Total Liabilities		1,264,722
Member's capital		(1,130,711)
Total Liabilities and Member's Equity	$	134,011

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 30, 2019

Revenues:		
Private placement fees	$	61,200
Expense sharing reimbursement		295,694
Total Revenues		356,894
Costs and Expenses:		
Compensation and benefits		288,016
Interest expense		13,541
Regulatory fees		4,536
Professional fees		8,661
Office supplies and expenses		9,577
Total Costs and Expenses		324,331
Net Income	$	32,563

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2019

Cash Flows Generated by Operating Activities:		
Net income	$	32,563
Adjustment to reconcile net loss to net cash provided by operating activities		
Decrease in accounts receivable		2,098
Decrease in prepaid expenses		61
Decrease in other assets		372
Decrease in accounts payable and accrued expenses		(180)
Increase in accrued interest, subordinated to creditors		13,541
Net cash provided by operating activities		48,455
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		48,455
Cash at beginning of year		78,232
Cash at end of year	$	126,687

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2019

Balance, May 1, 2018	$ (1,163,274)
Net Income	32,563
Balance, April 30, 2019	$ (1,130,711)

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED APRIL 30, 2019

Balance, May 1, 2018	$	1,243,816
Accrued Interest		13,541
Balance, April 30, 2019	$	1,257,357

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Sustainable Development Capital, LLC (the "Company") is a securities broker- dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company is engaged in private placement transactions. The Company acts as a broker- dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company formed under the laws of the State of New York, with its principal office located at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company is owned by Sustainable Development Capital LLP, a limited liability partnership formed under the laws of England, with principal offices located at Foxglove House, 166 Piccadilly, London W1J 9EF, United Kingdom.

As a Single Member Limited Liability Company, the Company is not required to file Federal or New York State tax returns. New York City does not recognize S corporations for tax purposes; and partnerships (including certain limited liability companies) as well as sole proprietorships, are subject to a New York City unincorporated business tax. The Company, therefore, is subject to New York City taxes and filing requirements.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounts Receivable

The determination of the amount of uncollectable accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectable amounts reflects the amount of loss that can be reasonably estimated by management. As of April 30, 2019 there were no accounts receivable therefore, the Company has not recorded an allowance for any potential non-collection.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adapted the provisions of this guidance on May 1, 2018. The Company has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

For the year ended April 30, 2019, the Company's revenues were derived from private placement fees and expense sharing reimbursements.

Effective May 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (Cont.)

Private Placement Fees

Private placement fees consist of amounts earned from the continued participation of an investor previously placed in a fund. Payment is made to the Company on a semi-annual basis once performance obligations have been met. Performance obligations are met following each 6-month period that the investor remains in the fund.

For the year ended April 30, 2019, one customer accounted for 100% of private placement fees. For the year ended April 30, 2018, accounts receivable was $2,098.

4. SUBORDINATED LOANS

On May 31, 2017 the Company refinanced the full principal balance then outstanding on its Subordinated loan payable, $1,202,069, and all accrued interest on that loan as of May 31, 2017 of $29,330. The Company issued a new subordinated note to the holder, Sustainable Development Capital LLP (its parent company), in the amount of $1,231,399. The new subordinated note is due May 31, 2024, but its term to maturity can be extended indefinitely from time to time by the mutual consent of the Company and the Holder, so that the Company may maintain capital compliance with the rules of FINRA and the SEC. The interest rate on the new subordinated debt is 1.1%, accruing and deferred to maturity. The payment of principal and interest is subordinated to the claims of all other present and future creditors of the Company. Accrued interest expense as of April 30, 2019 is $25,958, all of which remains unpaid.

5. LEASES

In May 2015, the Company entered into an agreement for office space at 1120 Avenue of the Americas Office 4045, New York, NY 10036. In July 2016 the Company entered into an Addendum to this agreement with ReadySet!, the licensor (landlord), replacing office 4045 with offices 4187 and 4193. Because the Company's activities no longer required use of these offices, on April 30, 2017 the Company entered into an office sharing agreement with SDCL EE CO (US) LLC, a Delaware Limited Liability Company, 80% owned by its parent, Sustainable Development Capital LLP. Under this agreement SDCL EE CO (US) LLC directly pays to the licensor on behalf of the Company 100% of all charges for office use, telephone, internet and conference rooms, which totaled $76,486 for the year ended April 30, 2019. Thus, the Company paid no rent or other related charges to the licensor in the twelve months ended April 30, 2019. The total security deposit for the leased premises is $6,400. SDCL EE CO (US) LLC reimbursed the Company for $2,500 of this amount.

5. LEASES (Cont.)

On May 1, 2019 the Company entered into an Expense Sharing Agreement with SDCL EE CO (US) LLC. Under this agreement the Company will pay to the licensor on behalf of the Company 100% of all charges for office use, telephone, internet and conference rooms. SDCL EE CO (US) LLC will reimburse the Company for most of these charges, based on an estimate for use by the SDCL EE CO (US) LLC of the office, currently calculated at 99.5% of the total charges. This percentage will be adjusted monthly based on calculations of proportional use by the parties to the Expense Sharing Agreement. The Company has a future lease obligation of $77,343 for the year ended April 30, 2020.

6. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

7. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Sustainable Development Capital LLP (its parent company) in May 2015. The Parent agreed to have its 80% owned subsidiary, SDCL EE CO (US) LLC (the "Manager") pay 100% of compensation expenses as a reimbursement to the Company. In February 2017, an amendment to this agreement was signed by the Company and its Parent company under which the Parent company would cause the Manager also to pay 100% of payroll administration charges. The total reimbursement expense paid to the Company by SDCL EE CO (US) LLC pursuant to the expense sharing agreement for the year ended April 30, 2019 was $295,694.

In May 2019 the Company entered into a new Expense Sharing Agreement with the Manager. Under this agreement the Company will reimburse the Manager for a percentage of monthly accounting/administration fees paid by the Manager to the CFO. This percentage has been set at 3% as of May 1, 2019 but may be adjusted from time to time based on the proportion of his total work time the CFO devotes to the Company's activities. In addition, the Manager will reduce the percentage of total compensation expenses paid to the employee of the Company from 100% to a lower percentage based on the percentage of total time the employee of the Company devotes to the Company's activities. This percentage has been set at 99% as of May 1, 2019 but may be adjusted from time to time.

The Expense Sharing Agreement may be terminated by the mutual consent of the Manager and the Company.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 25, 2019, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements, other than the Expense Sharing Agreement with the Manager dated May 1, 2019 discussed in Notes 5 and 7.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2019

NET CAPITAL:		
Total member's equity	$	(1,130,711)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,257,357
Deductions and/or charges:		
Non-allowable assets:		(7,324)
Net capital before haircuts on securities positions		119,322
Haircuts on securities positions		-
Undue concentration		-
Net Capital		119,322
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	7,365
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	491
Minimum net capital required	$	5,000
Excess net capital	$	114,322
Net capital less greater of 10% of total AI or 120% of min. net capital	$	113,322
Percentage of aggregate indebtedness to net capital is	6.17%	

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of April 30, 2019)

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2018 is attributable to the following:

Net capital reported by the Company	$	120,912
Audit Adjustments		(1,590)
Net capital per audited report	$	119,322

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sustainable Development Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Sustainable Development Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sustainable Development Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i)) (exemption provisions) and (2) Sustainable Development Capital, LLC stated that Sustainable Development Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sustainable Development Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sustainable Development Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

June 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Sustainable Development Capital,LLC
1120 Avenue of the Americas
Suite 4045
New York, New York10036

Assertions Regarding Exemption Provisions

Management of Sustainable Development Capital, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer' s designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exempt ion provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending May 1, 2018 through April 30, 2019.

June 25th, 2019

Edward Davis, Managing Principal

Annual Audit Filings

FINRA Online:
Filed through the Firm Gateway Portal as PDF files

SEC:

If filing electronically (recommended):

Follow the attached instructions to file 1 copy.

If filing via overnight mail:

Mail 2 Copies to:
SEC
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Mail 1 Copy to:
Securities & Exchange Commission
New York Regional Office
Regional Director
200 Vesey St. Suite 400
New York, NY 10281-1022

Securities Investor Protection Corp:

FROM SIPC:
Members that file Annual Reports with their DEAs through the FINRA Firm Gateway on and after September 1, 2017 will us the FINRA Firm Gateway to also file their Annual Reports with SIPC.

Members that do not file Annual Reports with their DEAs through the FINRA Firm Gateway will be provided with instructions.

PCOAB

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